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                                  NETGURU, INC.
                            22700 SAVI RANCH PARKWAY
                              YORBA LINDA, CA 92887
                            TELEPHONE (714) 974-2500

                                 August 10, 2005

VIA FACSIMILE AT 202 772-9210 AND EDGAR CORRESPONDENCE

Mr. Daniel Lee
Securities & Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

         RE:      NETGURU, INC.
                  ACCELERATION OF THE EFFECTIVE DATE
                  REGISTRATION STATEMENT ON FORM S-3
                  FILE NO. 333-124920

Dear Mr. Lee:

         netGuru, Inc. ("Company") hereby requests, pursuant to Rule 461(a) of Regulation C, that the above-referenced Registration Statement be declared effective at 5:00 p.m. Eastern time on Friday, August 12, 2005 or as soon as practicable thereafter.

         The Company confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement and acknowledges that:

   o should the Securities and Exchange Commission ("Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       Very truly yours,

                                       NETGURU, INC.

                                       By: /s/ Bruce K. Nelson
                                           -----------------------------------
                                           Bruce K. Nelson,
                                           Chief Financial Officer